Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is shown below.

	Year ended September 30,
	2014	2013	2012	2011	2010
	(in millions)
Income (loss) before income taxes	$73.5	$44.2	$2.7	$(12.9)	$(2.9)

Fixed charges:
Total interest including amortization of debt discount and issue costs	$50.0	$52.0	$60.2	$65.9	$68.3
Estimated interest within rent expense	3.1	2.8	2.8	2.8	3.0

Total fixed charges charges	$53.1	$54.8	$63.0	$68.7	$71.3

Earnings (1)	$126.6	$99.0	$65.7	$55.8	$68.4

Ratio of earnings to fixed charges (2)	2.4	1.8	1.0	—	—

(1)	For these ratios, “earnings” represents income (loss) before income taxes plus fixed charges.

(2)
Due to losses during 2011 and 2010, the ratio of earnings to fixed charges for these years was less than 1.0. The deficiency of earnings to total fixed charges was $12.9 million and $2.9 million for 2011 and 2010, respectively.